BUSINESS UPDATE
Some of the information contained in this business update includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2022 and the other documents we file with the SEC for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following business update. As used in this business update, all references to “we,” “us,” “our,” the “Company” and “GF” are to GlobalFoundries Inc. and its consolidated subsidiaries.

For the year 2021, our top ten customers, based on wafer shipment volume, included some of the largest semiconductor companies in the world: Advanced Micro Devices, Inc., Cirrus Logic, Inc., Infineon Technologies AG, MediaTek Inc., NXP Semiconductors N.V., pSemi Corporation, Qorvo, Inc., Qualcomm Inc., Samsung Electronics Co., Ltd., and Skyworks Solutions, Inc. A key measure of our position as a strategic partner to our customers is the mix of our wafer shipment volume attributable to single-sourced business, which represented approximately 62% of wafer shipment volume in 2021, up from 47% in 2018. We define single-sourced products as those that we believe can only be manufactured with our technology and cannot be manufactured elsewhere without significant customer redesigns. Approximately 85% of our design wins in 2021 were for single-sourced business, up from 69% in 2018.

Diverse base of blue-chip customers

(% of wafer shipment revenue)

11-200+
4-10
Top 3
25%
30%
45%
29%
34%
37%
2019A
2021A
Top 3
Customers 4-10
Other customers

200+ customers across end markets

Foundries Are the Bedrock of the Technology Ecosystem
Semiconductor manufacturing is now a critical part of the electronics value chain by providing the foundation for innovation by fabless semiconductor design companies and OEMs, enabling broad-ranging products addressing almost every commercial sector. As a result, access to manufacturing has become a supply chain, economic and, ultimately, a national security concern.
According to Gartner, the global electronics market generated approximately $2.2 trillion in annual revenue in 2021. Of that, the global semiconductor market represented $595 billion and the foundry market, excluding memory, represented approximately 96 billion. As a result of this increasing relevance, regions around the world are competing to increase domestic semiconductor manufacturing. According to Gartner, the overall semiconductor and foundry markets are expected to grow at 5.8% CAGR and 7.9% CAGR, respectively, from 2021 to 2026.

Market Size (2021)

$89T
Global GDP
$2.2T
Electronics
$595B
Semiconductors
+5.8%
CAGR growth
(20-25)
$96B
Foundry1
+7.9%
CAGR growth
(20-25)1
1,000s of companies
100s of companies
Only 5 at scale2 , 3 of which are in China and Taiwan

Sources: Global GDP: World Bank, IMF.
Electronics, Semiconductors and Foundry: Gartner "Forecast, Semiconductor Foundry Revenue, Supply and Demand, Worldwide, 1Q22 Update (April 2022).

Notes:
1. Excluding memory.
2. Excludes smaller foundry players, defined as those with less than $2Bn of foundry revenue.

There are currently only five foundries of significant scale: GF, Samsung, SMIC, TSMC and UMC. Collectively, these five foundries accounted for 85% of worldwide foundry revenue in 2021, with SMIC, TSMC and UMC accounting for approximately 70% of foundry revenue in 2021, according to an April 2022 Gartner Semiconductor Foundry Worldwide Market Share report. More importantly, Gartner estimates that approximately 74% of foundry wafer fab capacity in 2021 was located in Taiwan or China. These trends have not only created trade imbalances and disputes, but have also exposed global supply chains to significant risks, including geopolitical risks.

Evolution to Pervasive, Broadly Diversified End Markets
We define pervasive semiconductors as those manufactured on process technologies ≥12nm. According to Gartner, 12nm and above technologies represented 68% of total semiconductor foundry revenue in 2021. Gartner reported that foundry capex totaled $51 billion in 2021. We estimate that 35% of foundry capex was directed to capacity for the manufacturing of pervasive semiconductors. The pervasive semiconductor market is driving breakthrough innovation across broad applications such as longer battery life for mobile devices, always-on access to connected devices, high data throughput for work from home, streaming, gaming and AR/VR, powerful sensing for safe and comfortable autonomous driving and embedded memory for secure cryptographic credentials. Unlike processor-centric compute devices, pervasive semiconductor performance is driven more by circuit design, specialty materials and specialized manufacturing processes. Innovation in pervasive ICs is measured in terms of precision, accuracy, bandwidth, efficiency and sensitivity. When combined with greater breadth and diversity of customers and end markets, these factors tend to result in more stable demand and pricing for pervasive semiconductors than processor-centric compute semiconductors. Additionally, capital expenditure requirements are generally significantly lower for manufacturers of pervasive semiconductors.

Our Business
Since our inception, we have grown through a combination of acquisitions, greenfield expansions and strategic partnerships. We were established in 2009 when a subsidiary of Mubadala acquired AMD’s manufacturing operations in Dresden, Germany, and a fab project site in Malta, New York. In 2010, we combined with Chartered Semiconductor Manufacturing, the third-largest foundry by revenue at the time, forming the basis for our Singapore manufacturing hub. In 2015, we acquired IBM’s Microelectronics division with manufacturing facilities in New York and Vermont, adding distinctive technology capabilities, including more than 2,000 IBM engineers. By 2017, we had successfully ramped our most advanced manufacturing site in Malta, New York. Through our organic and strategic growth initiatives, we increased manufacturing capacity and, as of March 31, 2022, had a global footprint with five manufacturing sites on three continents with approximately 14,600 employees, 68% of whom are engineers or technicians, and approximately 9,000 worldwide patents. In 2021, we shipped approximately 2.4 million 300mm equivalent semiconductor wafers. With this level of market presence and capability, our technologies are found across most semiconductor end markets in devices used on a daily basis.

Resized and refocused cost structure

We have realigned our engineering, sales and marketing organizations toward higher-margin, higher-return products and opportunities to drive our improved bottom line. We have moved toward product offerings that require lower capital expenditure while still creating significant value. Additionally, we have focused on feature rich-solutions that help us better partner with our customers to create long-term relationships. Our pivot has begun to contribute to a higher gross profit, with a gross margin of 24.2% for the three months ended March 31, 2022, compared to 7.0% for the three-months ended March 31, 2021.

Scaled manufacturing capabilities

According to Gartner, in 2021, we were the fourth largest foundry in the world based on external sales. In 2021, we shipped approximately 2.4 million 300mm equivalent semiconductor wafers. We provide scaled manufacturing capabilities focused exclusively on the pervasive semiconductor market. We currently operate five manufacturing sites, with plans for future expansions and upgrades to deliver more output at all of our locations. We believe that our scaled global manufacturing footprint enables our customers to leverage the security of our fabs and ensure a trusted supply of critical semiconductors.

Our Market Opportunity

According to Gartner, the TAM for the overall semiconductor device market was $595 billion in 2021, while the TAM for the foundry market, excluding memory, was $96 billion. Of this total, we estimate that our SAM represented $65 billion, which included $27 billion for Smart Mobile Devices, $19 billion for Home and Industrial IoT, $13 billion for Communications Infrastructure & Datacenter, $5 billion for Automotive and $1 billion for Personal Computing opportunities.

In order to better address and capture the pervasive semiconductor foundry market opportunity, we restructured our go-to-market organizations to better align with the growing opportunities in Smart Mobile Devices, Home and Industrial IoT, Communications Infrastructure & Datacenter, Automotive and Personal Computing. According to Gartner, smartphone semiconductor revenue in 2022 is expected to increase by approximately 15% from 2021, which is primarily attributable to the shift from 4G to 5G phones. Similarly, the use of semiconductors in automobiles is expected to dramatically increase from 2020 to 2030 as innovation in driver safety, electrical vehicles and infotainment applications increase. Gartner estimates that each vehicle had an average of $489 of semiconductors in 2020, and this will increase to $850 by 2025, and to $1,239 by 2030.

We have a large and growing market opportunity with an estimated SAM of $68 billion in 2021, which reflects the sum of all foundry revenues excluding memory and revenues from ≥12 nanometer (“nm”) wafers, as estimated by Gartner. Our SAM is supported by significant opportunities in our core markets of Smart Mobile Devices, Home and Industrial IoT, Communications Infrastructure & Datacenter, Automotive and Personal Computing. Our combination of highly-differentiated technology and large share of single-sourced products and long-term supply agreements provides a high degree of revenue visibility and significant operating leverage, resulting in improved financial performance and bottom line growth.

Smart mobile devices	Home and industrial IoT	Communications infrastructure & data center	Automotive	Personal computing
Q1'22 rev. [1]	$977m	$323m	$327m	$81m	$41m
Growth drivers	Connectivity (5G) Features (UX)	Industry 4.0 Smart home	5G Infrastructure Explosion of data	ADAS / Safety Electrification	Hybrid work environment Remote learning / health
GF examples: applications & customers	RF front-end modules image sensors	Camera SoCs WiFi SoCs Security ICs	Radio / modem chipsets Silicon photonics for networking	Battery management mmWave radar	Connectivity Touch Re-drivers Power

Note: 1. End market revenue amounts exclude Non-Wafer and Corporate Other revenue, which was $191 in Q1 2022.

Smart Mobile Devices

According to Gartner, the smart mobile devices semiconductor market, excluding memory, is expected to grow at 3.5% CAGR from 2021 to 2026. By 2026, semiconductor devices for mobile applications, such as phones, tablets and wearables, are expected to account for approximately 25% of total semiconductor demand, excluding memory. Within smart mobile devices, we expect particularly rapid growth in mobile devices connected to phones, such as smart watches (with an expected CAGR of 15% from 2021 to 2026, according to Gartner). Historically, handset unit volume growth drove demand, but today users’ desire for increased functionality, speed and performance is driving significant increases in semiconductor content per device. 5G implementation is driving the next wave of content growth as higher data rates and an increased number of bands require more RF circuits to amplify, transmit and receive signals. Our differentiation and expertise in RF technology positions us well in the smart mobile devices market as we help our customers deliver cellular, Wi-Fi, Bluetooth and other RF-based solutions. To date, we have shipped more than 80 billion RF chips into the smartphone market, and GF content is present in smart phone brands that cover 85% of the smartphone market, including many top models. In addition to RF technologies, we believe we are well-positioned to deliver audio, display, optical imaging and power solutions for the smart mobile devices market. As a foundry supplier, we produce more square inches of silicon in RF front-end, audio and NFC per smartphone than any other semiconductor manufacturer in the world.

Home and Industrial IoT

According to Gartner, the home and industrial IoT semiconductor market is expected to grow at 6.4% CAGR, with industrial automation markets expected to grow at 12% CAGR from 2021 to 2026, excluding memory. Our Home and Industrial IoT opportunity consists of solutions for a wide variety of applications, including factory automation, test and measurement, smart city, healthcare, transportation, connected home and others. According to Gartner, IoT applications are expected to account for approximately 23% of total annual semiconductor demand in 2026, excluding memory. Our SoC, wireless, imaging, power and audio solutions are well-suited to deliver the functionality needed to drive the next generation of home, workplace and factory automation. We believe these secular trends will continue and accelerate as the era of the intelligent edge increases in importance and overall size relative to the global economy.

Communications Infrastructure & Datacenter

According to Gartner, the communications infrastructure & datacenter market is expected to grow at 6.9% CAGR, with wireless infrastructure and enterprise networking markets expected to grow at 8% CAGR, and 12% CAGR, respectively, from 2021 to 2026, excluding memory. Our Communications Infrastructure & Datacenter opportunity consists of solutions for wired and wireless network infrastructure, datacenter applications and satellite communications. Key growth drivers include 5G wireless infrastructure deployment and continued buildout of cloud computing capabilities. We believe we are well-positioned in RF, switching, optical, compute and storage solutions for these key end markets.

Automotive
According to Gartner, the automotive semiconductor devices, ADAS applications, and EV/HEV applications markets are expected to grow at 11.5% CAGR, 22% CAGR and 24% CAGR, respectively, from 2021 to 2026, excluding memory. Many of the innovations underway in the automotive industry, such as electric and autonomous vehicles, advanced infotainment, connectivity and security, are driven by increased adoption of semiconductors in cars. Semiconductor content per vehicle is expected to increase dramatically in the coming years. Significant content increases are being driven primarily by mandates for reduced emissions, improved safety and electrification. Semiconductor devices are now an integral component of engines, batteries, dashboard displays, safety systems and infotainment. We are well-positioned in RF and wireless for connectivity and communication as well as automotive microcontrollers, power management, RADAR and LiDAR.
Personal Computing
According to Gartner, the personal computing market is expected to be nearly flat with a -0.6% CAGR from 2021 to 2026, excluding memory. Additionally, clamshell ultra-mobile devices are expected to grow at 2.4% CAGR within that same time period, excluding memory. By 2026, semiconductor devices for personal computing, such as laptops and desktops are expected to account for approximately 14% of total semiconductor demand, excluding memory. In 2020 and 2021, the volume of personal computing devices experienced strong growth, driven by work from home, remote learning and other trends related to the COVID-19 pandemic. We expect demand will continue to be sustained with the increasing use of compute in an increasing range of human activities (e.g., education and health), including in geographies that had limited access in the past.

Sales, Marketing and Customers
We are highly focused on helping our customers achieve success through close cooperation and collaboration. Our team of application engineers closely supports our customers to increase design productivity and optimize customer product performance and time-to-market.
The following is a summary of our significant long-term supply agreements:

	Contract Duration (Years)	Revenue Commitment ($ in billions)(1)	Technology	Core End Products
Customer 1	2022-2025	>$3.0	FinFET, CMOS, BCD CMOS, FDXTM, RF SOI	Various Mobile Products

Customer 2	2022-2027	>$2.5	eNVM CMOS	NFC and UWB Secure Element, Secure Cards

Customer 3	2022-2025	>$1.5	FinFET	Various Computing Products, Automotive Processors

Customer 4	2022-2025	>$1.5	eNVM CMOS	Automotive MCU, Secure Cards

Customer 5	2022-2025	>$1.4	RF SOI	Various Mobile Products

Customer 6	2021-2025	>$1.5	FinFET, CMOS	High-End Image Sensor and DTV Processor

Customer 7	2022-2026	>$1.5	BCD CMOS	Mobile Audio, Haptic and Power

Customer 8	2022-2026	>$1.0	FinFET	Various Computing Products

Customer 9	2022-2025	>$1.0	CMOS, FDXTM	Various Mobile Products

Customer 10	2022-2026	>$1.0	CMOS	Image Sensor Processors

Customer 11	2022-2025	>$0.5	FinFET	Network and Connectivity Infrastructure Processors

Customer 12	2022-2024	>$0.5	RF SOI, SiGe, BCDLiteTM	Various Mobile Products
Customer 13	2022-2025	>$0.5	SOI	Various Defense Products

(1)    Revenue commitment does not reflect any options customers may have to increase purchase orders pursuant to their agreements with us.

Manufacturing and Operations
In 2021, we shipped approximately 2.4 million 300mm equivalent semiconductor wafers. We currently operate five manufacturing sites in the following locations: Dresden, Germany; Singapore; Malta, New York; Burlington, Vermont; and East Fishkill, New York.

Global manufacturing footprint

Transfer to Onsemi end of 2022

Site	Details
Malta, NY, USA Fab 8	**Wafer size:** 300 mm **Capacity:** 570 kwpa **Technology:** FinFet, NVM, RFSOI, SiPho
Singapore Fab 7 / 7H / GIGA+	**Wafer size:** 300 & 200 mm **Capacity:** 720 kwpa, 450 kwpa & 720 kwpa **Technology:** BCD/BCDL, HV, NVM, DDI, RFSOI, LP SiGe
Dresden, Germany Fab 1	**Wafer size:** 300 mm **Capacity:** 850 kwpa **Technology:** FDX™, NVM, HV, BCDL
Burlington, VT, USA Fab 9	**Wafer size:** 200 mm **Capacity:** 620 kwpa **Technology:** RFSOI, SiGe
East Fishkill, NY, USA Fab 10	**Wafer size:** 300mm **Capacity:** 150 kwpa **Technology:** HP CMOS, RFSOI, SiPh

Manufacturing Strategy

- Total capacity targeted to increase >50% from 2020 levels
- Modular expansion at four world-scale sites
- Dual technology qualification provides flexibility and supply security
- Global Centers of Excellence enhance operational scale

Note: 1.Kwpa is defined as at-four-walls thousand wafers per annum. 2. Includes 450 kwpa planned capacity increase at Fab 7H. 3. We plan to transition our facility in East Fishkill to ON Semiconductor by the end of 2022. 4. 300mm equivalent.

Industry and Market Data
The Gartner contents described herein, (the “Gartner Content”) represent research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date hereof) and the opinions expressed in the Gartner Content are subject to change without notice.